SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 205-49

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of October 2003

Smedvig asa

Finnestadveien 28, 4001 Stavanger, Norway

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☑    Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunder duly authorized.

SMEDVIG ASA

October 31, 2003	By:	/s/ ALF C. THORKILDSEN
Alf C. Thorkildsen
Chief Financial Officer

NEWS RELEASE

Smedvig is strengthening the joint venture in Malaysia

STAVANGER, Norway, October 8, 2003 – The Smedvig and Crest Petroleum joint venture Varia Perdana has today entered into agreements to acquire the self-erecting tender rigs T-9 and Teknik Berkat. The total consideration for these two units is US$ 95 million. Smedvig has a 49 percent ownership share in Varia Perdana, which owns the tender rigs T-2, T-3 and T-6.

T-9 is currently under construction for Smedvig in Malaysia. The delivery of this unit is scheduled for the first quarter 2004 at which point Varia Perdana will take over ownership of the unit. The agreed purchase price is US$ 70 million.

Teknik Berkat was completed in 1991 and is owned by Crest Petroleum, Smedvig’s joint venture partner. The agreed purchase price for the unit is US$ 25 million.

“This provides for a consolidation of the tender rig activities in Malaysia and forms a platform for further growth”, says CEO Kjell E Jacobsen in Smedvig asa.

Analyst Contact:

Jim Dåtland, Investor Relations Manager +47 51 50 99 19

Media Contact:

Alf C Thorkildsen, Chief Financial Officer +47 51 50 99 19

Smedvig asa is an offshore drilling contractor headquartered in Stavanger, Norway. The company provides drilling and well services in the North Atlantic and Southeast Asia. Smedvig’s main activities are divided into mobile units, tender rigs and platform drilling. Smedvig has a fleet of three modern drilling rigs, one drillship and nine tender rigs and has one tender rig under construction. The company holds contracts for production drilling, well services and maintenance on fixed installations.

This news release includes forward-looking statements. These forward-looking statements reflect current views with respect to future events and are, by their nature, subject to significant risks and uncertainties, because they relate to events and depend on circumstances that will occur in the future. Many factors could influence actual developments and performance and could cause them differ materially from those described by these forward-looking statements. For a discussion of these factors please see “Risk Factors” in our Annual Report on Form 20-F for the year 2002 filed with the U.S. Securities and Exchange Commission and available on our website at www.smedvig.no.

Smedvig asa

P.O. Box 110, 4001 Stavanger

Phone: +47 51 50 99 00

Fax: +47 51 50 96 88

Web site: www.smedvig.no

E-mail: smedvig@smedvig.no

NEWS RELEASE

West Navigator en route to assignment in West Africa

STAVANGER, Norway, 15 October, 2003 – The deepwater drillship West Navigator has completed the assignment for Statoil on the Ellida prospect in the Norwegian Sea. At the end of October, the drillship is expected to commence the assignment for the Australian oil company Woodside in Mauritania. The drilling programme offshore West Africa includes two wells and options for additional three wells. The expected duration of the firm period is 60 days.

Analyst Contact:

Jim Dåtland, Investor Relations Manager +47 51 50 99 19

Media Contact:

Alf C Thorkildsen, Chief Financial Officer +47 51 50 99 19

Smedvig asa is an offshore drilling contractor headquartered in Stavanger, Norway. The company provides drilling and well services in the North Atlantic and Southeast Asia. Smedvig’s main activities are divided into mobile units, tender rigs and platform drilling. Smedvig has a fleet of three modern drilling rigs, one drillship and nine tender rigs and has one tender rig under construction. The company holds contracts for production drilling, well services and maintenance on fixed installations.

This news release includes forward-looking statements. These forward-looking statements reflect current views with respect to future events and are, by their nature, subject to significant risks and uncertainties, because they relate to events and depend on circumstances that will occur in the future. Many factors could influence actual developments and performance and could cause them differ materially from those described by these forward-looking statements. For a discussion of these factors please see “Risk Factors” in our Annual Report on Form 20-F for the year 2002 filed with the U.S. Securities and Exchange Commission and available on our website at www.smedvig.no.

Smedvig asa

P.O. Box 110, 4001 Stavanger

Phone: +47 51 50 99 00

Fax: +47 51 50 96 88

Web site: www.smedvig.no

E-mail: smedvig@smedvig.no

NEWS RELEASE

Smedvig secures new contract for West Menang in West-Africa

Stavanger, Norway (October 17, 2003)

Smedvig has been awarded a letter of intent by Total for the semi-submersible self-erecting tender rig West Menang offshore West Africa. The drilling assignment has a firm duration of 4 wells estimated to 440 days, with options for an additional 5 wells. The contract value for the firm period is estimated to approximately US$ 37 million.

The new contract is scheduled to start in continuation of the current contract with Brunei Shell Petroleum, in May 2004.

West Menang, which was delivered in 1999, is an advanced drilling unit designed with enhanced drilling capabilities for improved operational efficiency and safety.

“This contract adds to the geographic diversity of the Smedvig’s activities and is a breakthrough for our tender rig concept in one of the world’s fastest growing offshore markets”, says CEO Kjell E Jacobsen in Smedvig asa.

Analyst Contact:

Jim Dåtland, Investor Relations Manager +47 51 50 99 19

Media Contact:

Alf C Thorkildsen, Chief Financial Officer +47 51 50 99 19

Smedvig asa is an offshore drilling contractor headquartered in Stavanger, Norway. The company provides drilling and well services in the North Atlantic and Southeast Asia. Smedvig’s main activities are divided into mobile units, tender rigs and platform drilling. Smedvig has a fleet of three modern drilling rigs, one drillship and nine tender rigs and has one tender rig under construction. The company holds contracts for production drilling, well services and maintenance on fixed installations.

This news release includes forward-looking statements. These forward-looking statements reflect current views with respect to future events and are, by their nature, subject to significant risks and uncertainties, because they relate to events and depend on circumstances that will occur in the future. Many factors could influence actual developments and performance and could cause them differ materially from those described by these forward-looking statements. For a discussion of these factors please see “Risk Factors” in our Annual Report on Form 20-F for the year 2002 filed with the U.S. Securities and Exchange Commission and available on our website at www.smedvig.no.

Smedvig asa

P.O. Box 110, 4001 Stavanger

Phone: +47 51 50 99 00

Fax: +47 51 50 96 88

Web site: www.smedvig.no

E-mail: smedvig@smedvig.no

NEWS RELEASE

Smedvig reports increased operating results for third quarter 2003.

STAVANGER, Norway, October 21, 2003 — Smedvig reported today consolidated operating profit for the third quarter of NOK 176 million, as compared to NOK 145 million in the previous quarter. The improvement reflects increased dayrates and utilization of the drilling units.

Net financial items for the third quarter was an income of NOK 9 million, as compared to an expense of NOK 4 million in the preceding quarter. The improvement was mainly due to lower interest expenses.

Net income for the third quarter was NOK 137 million, as compared to a net loss of NOK 489 million in the second quarter.

Operating profit from the Mobile Units amounted to NOK 69 million, as compared to an operating profit of NOK 49 million in the previous quarter. The increase was mainly attributable to higher utilization and dayrates for West Navigator and West Alpha. The utilization rate for the mobile units during the quarter averaged 100 percent, as compared to 92 percent in the preceding quarter.

Operating profit from the Tender Rigs amounted to NOK 91 million, as compared to NOK 76 million in the previous quarter. The increase reflects higher utilization for the tender rig units averaging 100 percent, as compared to 98 percent in the previous quarter.

Operating profit from Platform Drilling amounted to NOK 22 million, as compared to NOK 24 million in the second quarter. The moderate decrease was mainly due to some lower activity level within well services.

Analyst Contact:

Jim Dåtland, Investor Relations Manager +47 51 50 99 19

Media Contact:

Alf C Thorkildsen, Chief Financial Officer +47 51 50 99 19

A telephone conference regarding Smedvig’s third quarter results will be arranged Tuesday October 21, at 11:00 a.m. (NY time), 5:00 p.m. (Norwegian time). Call-in numbers are: International: +1 706 679 7077

U.S.: 800 938 1019. Replays are available from October 21, 03:00 p.m. (NY time) until October 28, 03:00 p.m. For replay, please dial International: +1 706 645 9291, U.S.: 800 642 1687, access code 3276669.

Smedvig asa is an offshore drilling contractor headquartered in Stavanger, Norway. The company provides drilling and well services in the North Atlantic and Southeast Asia. Smedvig’s main activities are divided into mobile units, tender rigs and platform drilling. Smedvig has a fleet of three modern drilling rigs, one drillship and nine tender rigs and has one tender rig under construction. The company holds contracts for production drilling, well services and maintenance on fixed installations.

This news release includes forward-looking statements. These forward-looking statements reflect current views with respect to future events and are, by their nature, subject to significant risks and uncertainties, because they relate to events and depend on circumstances that will occur in the future. Many factors could influence actual developments and performance and could cause them differ materially from those described by these forward-looking statements. For a discussion of these factors please see “Risk Factors” in our Annual Report on Form 20-F for the year 2002 filed with the U.S. Securities and Exchange Commission and available on our website at www.smedvig.no.

Smedvig asa

P.O. Box 110, 4001 Stavanger

Phone: +47 51 50 99 00

Fax: +47 51 50 96 88

Web site: www.smedvig.no

E-mail: smedvig@smedvig.no

3 Quarter 2003

MAIN EVENTS

•	Sound operating profit for the Tender rigs division
•	Improved performance for the Mobile units division
•	Continued solid operating profit for the Platform drilling division
•	Extension of contract for West Epsilon with BP securing long-term employment
•	One-year drilling contract for West Alpha with Statoil
•	Extension of platform drilling contract on the Gyda field
•	New contract for West Menang with Total in West Africa
•	Acquisition of tender rigs T-9 and Teknik Berkat by the Smedvig and Crest Petroleum 49/51 percent joint venture Varia Perdana

RESULTS

Consolidated revenues for the first nine months of 2003 amounted to NOK 2,270 million as compared to NOK 2,547 million in the same period in 2002. Operating profit for the period totaled NOK 380 million as compared to NOK 361 million in the same period 2002.

Revenues for the third quarter of 2003 amounted to NOK 788 million as compared to NOK 777 million for the second quarter.

Operating profit for the quarter was NOK 176 million, NOK 31 million higher than the preceding quarter. The improvement was due to increased utilization and average dayrate for the drilling units.

Net financial items for the quarter was an income of NOK 9 million as compared to an expense of NOK 4 million in the preceding quarter. The main reason for the improvement was lower interest expenses due to gain on interest swap arrangements, combined with continued earnings on currency forward contracts.

Income before other items was NOK 185 million for the third quarter, which was NOK 44 million higher than for the second quarter.

Net income for the quarter was NOK 137 million as compared to a net loss of NOK 489 million in the preceding quarter.

At the end of the quarter, the drawdown on the Company’s revolving credit facility stood at US$ 404 million up by US$ 60 million compared to the previous quarter. The increase was mainly related to the payment following the ruling in the Balder litigation. Cash, cash equivalents and short-term investments amounted to NOK 617 million as compared to NOK 708 million at the end of the previous quarter.

The accounts are prepared in accordance with the Norwegian standard for interim financial reporting and generally accepted accounting principles, and consistent with the accounting principles described and applied by the Company in its Annual Report.

MOBILE UNITS

All mobile units were on contract in Norwegian waters during the quarter and the economic utilization reached 100 percent as compared to 92 percent in the preceding quarter. Operating profit was NOK 69 million up from NOK 49 million in the second quarter.

The ultra-deepwater drillship West Navigator performed drilling operations for Statoil in the Norwegian Sea. In mid-October, the drillship completed the assignment for Statoil and started the transit to West Africa for commencement of operations on a two-well contract with Woodside. This assignment will most likely keep West Navigator employed throughout this year. In addition, Woodside has three one-well options to extend the contract.

The fifth-generation semi-submersible rig West Venture continued drilling operations for Norsk Hydro on the Troll field under a contract that extends to August 2004.

        The fourth-generation semi-submersible rig West Alpha performed operations for Statoil on the Heidrun field in the Norwegian Sea. Following the award of the one-year contract on the Kristin field by Statoil, the firm contract period extends to February 2005. During this period the unit will undertake a mandatory five-year periodical survey starting in the first quarter 2004.

The ultra-large jack-up West Epsilon continued the drilling of production wells for BP on the Valhall field in the Norwegian sector of the North Sea. The firm contract was extended by 14 months from January 2004 to March 2005.

TENDER RIGS

The utilization of the tender rigs was 100 percent as compared to 98 percent in the preceding quarter. The operating profit was NOK 91 million as compared to NOK 76 million in the preceding quarter.

In Malaysia, the tender barge T-2 continued operations for Exxon Mobil Exploration and Production Malaysia Inc. (EMEPMI) while T-3 and T-6 worked for Petronas Carigali.

In Thailand, T-4 and T-7 carried out operations for Unocal and T-8 performed operations for PTT Exploration and Production Company.

The semi-tender West Alliance continued the deepwater work in Indonesia for Unocal while the semi-tenders West Menang and West Pelaut continued drilling operations in Brunei for Brunei Shell. West Pelaut will undertake a

2 SMEDVIG 3 QUARTER 2003

mandatory five-year periodical survey starting in the fourth quarter this year. West Menang will in continuation of the contract with Brunei Shell commence a new contract for Total in West Africa. The estimated contract duration is 440 days with options for Total to extend the assignment by up to 550 days.

In October, the Smedvig and Crest Petroleum joint venture Varia Perdana (which owns the tender rigs T-2, T-3 and T-6) entered into agreements to acquire the self-erecting tender rigs T-9 and Teknik Berkat for US$ 70 million and US$ 25 million, respectively. T-9 is currently under construction for Smedvig in Malaysia. The delivery of this unit is scheduled for the first quarter 2004 at which point Varia Perdana will take over ownership of the unit. Teknik Berkat, completed in 1991 and owned by Crest Petroleum, will be included in the Varia Perdana fleet from December this year.

PLATFORM DRILLING

The operations for the platform drilling division proceeded satisfactorily during the quarter. Operating profit was NOK 22 million as compared to NOK 24 million in the preceding quarter.

On the Statfjord and Veslefrikk fields, Smedvig performed drilling and maintenance activities for Statoil.

For BP, the Company continued drilling operations and maintenance work on the Ula and Valhall fields.

On the Gyda field, Smedvig continued the drilling operations and maintenance work for Talisman, which acquired the Gyda field from BP earlier this year and took over as operator in September. The current contract with Talisman extends throughout March 2004.

The division includes well service operations where the activity level remained sound but somewhat lower in comparison with the preceding quarter.

BALDER LITIGATION

In response to the decision by the Stavanger District Court in the Balder litigation between Esso and Smedvig, both parties informed the court that they would not appeal the ruling. As a consequence Smedvig paid Esso the award of NOK 670 million in September. However, Esso decided to file a complaint (Kjæremål) with the Appeal Court (Gulating Lagmannsrett) concerning the ruling on the distribution of the parties’ litigation costs which said that each party was responsible for their own litigation costs. Esso are claiming that Smedvig should cover up to NOK 250 million of their litigation costs. Smedvig rejects this claim. A final decision by the court on this matter is expected within the next six months.

PROSPECTS

Near term projections do not suggest significant improvement in current market conditions for the mobile units. The market for conventional mid-water semi-submersibles is expected to remain somewhat soft whereas demand for drilling capacity in deeper waters is expected to remain volatile. In the longer term, however, demand for high quality mobile units is believed to improve for mid-water as well as deepwater units. For tender rigs the market outlook is considered fairly stable in 2004. However, due to the fact that a number of the Company’s tender rigs will come off contract next year, short periods of idle time for individual units cannot be ruled out. From 2005 and onwards the demand for tender rigs are expected to be sound.

As of October 21, 2003, Smedvig had a backlog of drilling contracts averaging 11 months for its mobile units and 24 months for its tender rigs. This contract situation is acceptable in the current market. Nevertheless, the near term market outlook remains challenging.

Stavanger, October 21, 2003

The Board of Directors

of Smedvig asa

3 SMEDVIG 3 QUARTER 2003

Key figures

	3Q03	2Q03	1Q03	4Q02	3Q02	2Q02
Operating margin (%)	22	19	8	6	6	18
Equity ratio (%)	42	39	46	45	51	51
Return on equity (%) (annualized)	17	(61)	0	(101)	0	8
Return on total capital (%) (annualized)	10	8	3	3	2	6
Earnings per share (NOK)	1.69	(5.88)	0.03	(12.54)	0.01	1.19
Interest coverage ratio	9.9	(15.93)	1.31	(15.42)	1.04	2.81

Definitions

Operating margin (%): (Operating profit/Revenues) * 100

Equity ratio (%): (Equity/Total assets) * 100

Return on equity (%): Net income/Average equity

Return on total capital (%): (Operating profit plus interest income)/Average total assets

Earnings per share (NOK): Net profit/Average number of outstanding shares

Interest coverage ratio: (Income before taxes plus Interest expenses)/Interest expenses

4 SMEDVIG 3 QUARTER 2003

Shareholder information
	3Q03	2Q03	1Q03	4Q02	3Q02	2Q02
Share price Class A shares	46	46	30	33	33	48
Share price Class B shares	37	40	27	29	26	40
Non Norwegian ownership
Class A shares (%)	32.3	30.1	25.4	28.0	31.2	27.0
Non Norwegian ownership
Class B shares (%)	25.8	25.9	28.5	36.5	34.8	32.2
Total number of shares (1,000)	82,984	82,984	82,984	82,984	82,984	82,984
Market capitalization (NOK mill.)	3,557	3,644	2,400	2,627	2,532	3,765

ACCOUNTS

Unaudited accounts in NOK mill.	2Q03	3Q03	3Q02	9M03	9M02
Revenues	346	343	331	989	1.090
Operating expenses	(239)	(215)	(326)	(715)	(869)
Depreciation	(58)	(59)	(78)	(173)	(246)
Operating profit	49	69	(73)	101	(25)
3EBITDA*	114	136	15	296	253

*Earnings	before interests, taxes, depreciation and amortization.

ACCOUNTS

Unaudited accounts in NOK mill.	2Q03	3Q03	3Q02	9M03	9M02
Revenues	222	243	257	656	835
Operating expenses	(121)	(124)	(120)	(354)	(402)
Depreciation	(25)	(28)	(26)	(78)	(85)
Operating profit	76	91	111	224	348
EBITDA*	108	127	146	325	459

*Earnings	before interests, taxes, depreciation and amortization.

ACCOUNTS

Unaudited accounts in NOK mill.	2Q03	3Q03	3Q02	9M03	9M02
Revenues	209	202	226	625	622
Operating expenses	(180)	(176)	(210)	(546)	(564)
Depreciation	(5)	(4)	(4)	(13)	(14)
Operating profit	24	22	12	66	44
EBITDA*	29	26	16	79	58

*Earnings	before interests, taxes, depreciation and amortization.

5 SMEDVIG 3 QUARTER 2003

Income Statements

Unaudited accounts in NOK mill.	2Q03	3Q03	9M03	3Q02	9M02	2002
REVENUE
Revenues	777	788	2,270	814	2,547	3,354
Total revenues	777	788	2,270	814	2,547	3,354

OPERATING EXPENSES
Personnel expenses	(349)	(327)	(1,031)	(392)	(1,078)	(1,465)
Operating expenses	(195)	(194)	(595)	(266)	(763)	(1,025)
Depreciation	(88)	(91)	(264)	(108)	(345)	(451)
Total operating expenses	(632)	(612)	(1,890)	(766)	(2,186)	(2,941)

Operating profit	145	176	380	48	361	413
Interest income	4	3	11	6	21	28
Interest expense	(41)	(20)	(100)	(56)	(164)	(224)
Other financial items	33	26	47	5	49	27
Net financial items	(4)	9	(42)	(45)	(94)	(169)

Income before other items	141	185	338	3	267	244

Other items	(835)	(7)	(842)	0	0	(962)

Income before income taxes	(694)	178	(504)	3	267	(718)
Income taxes	205	(41)	154	(2)	(39)	(84)

Net income	(489)	137	(350)	1	228	(802)
Earnings per share	(5.88)	1.69	(4.16)	0.01	2.80	(9.74)
Diluted earnings per share	(5.88)	1.69	(4.16)	0.01	2.80	(9.74)

Balance Sheets

Unaudited accounts in NOK mill.	30.09.03	31.12.02	30.09.02
LONG-TERM ASSETS
Deferred taxes	107	—	149
Mobile units and tender rigs	5,280	5,283	7,044
Other tangible assets	281	295	336
Financial fixed assets	286	253	235
Total long-term assets	5,954	5,831	7,764

CURRENT ASSETS
Receivables	842	1,105	1,115
Short-term investments	19	28	53
Cash and cash equivalents	598	598	557
Total current assets	1,459	1,731	1,725

Total assets	7,413	7,562	9,489

SHAREHOLDERS’ EQUITY
Paid-in capital	2,545	2,555	2,556
Retained earnings	552	824	2,262
Total shareholders´ equity	3,097	3,379	4,818

LIABILITIES
Provisions	197	255	152
Long-term interest bearing debt	3,442	2,805	3,607
Current liabilities	677	1,123	912
Total liabilities	4,316	4,183	4,671

Total shareholders´ equity and liabilities	7,413	7,562	9,489

6 SMEDVIG 3 QUARTER 2003

Statement of Cash flows

Unaudited accounts in NOK mill.	9M03	2002	9M02
Net income (net loss)	(350)	(802)	228
Adjustment to reconcile net income to net cash provided by operating activities
Depreciation and expenses for periodic overhauls	309	528	403
Write down of assets	0	1,313	0
Gains on sale of assets	0	(330)	0
Change in working capital	(234)	(64)	(356)
Net cash flow provided by operating activities	(275)	645	275
Net cash flow provided by (used in) investing activities	(295)	101	(211)
Net cash flow provided by (used in) financing activities	556	(999)	(437)
Effect of exchange rate changes on cash and cash equivalents	14	(79)	0
Net decrease in cash and cash equivalents	0	(332)	(373)
Cash and cash equivalents—beginning of year	598	930	930
Cash and cash equivalents—end of period	598	598	557

Equity reconciliation

Unaudited accounts in NOK mill.	30.09.03	31.12.02	30.09.02
Equity—beginning of year	3,379	5,068	5,068
Net income for the period	(350)	(802)	228
Treasury shares	(30)	(4)	(4)
Proposed dividend	0	(81)	0
Foreign currency adjustments	98	(802)	(474)
Equity—end of period	3,097	3,379	4,818

Consolidated accounts in accordance with US GAAP

THE APPROXIMATE EFFECT ON NET INCOME OF SIGNIFICANT DIFFERENCES BETWEEN NORWEGIAN GAAP AND US GAAP

Unaudited accounts in NOK mill.	9M03	2002	9M02
Consolidated net income in accordance with Norwegian GAAP	(350)	(802)	228
Minority interests	12	1	0
Adjustment for US GAAP:
Deferred taxes	(120)	154	(251)
Disposal of mobile unit	301	(301)	0
Other adjustments	(2)	(1)	(6)
Approximate net income in accordance with US GAAP	(159)	(949)	(29)

THE APPROXIMATE EFFECT ON CONSOLIDATED SHAREHOLDERS´ EQUITY OF SIGNIFICANT DIFFERENCES BETWEEN NORWEGIAN GAAP AND US GAAP

Unaudited accounts in NOK mill.	30.09.03	31.12.02	30.09.02
Consolidated shareholders´ equity in accordance with Norwegian GAAP	3,379	3,379	4,818
Minority interests	0	(19)	(19)
Adjustment for US GAAP:
Deferred taxes	(723)	(603)	(1,189)
Disposal of mobile unit	0	(301)	0
Dividends	0	81	0
Other adjustments	1	3	1
Approximate shareholders´ equity in accordance with US GAAP	2,657	2,540	3,611

7 SMEDVIG 3 QUARTER 2003

PORTO BETALT
VED
INNLEVERINGA
P.P.
NORGE/NOREG

A PRIORITAIRE
PAR AVION
Bl. 70 341.12

Smedvig

SMEDVIG asa
Finnestadveien 28, P.O.Box 110, N-4001 Stavanger, Phone: +47 51 50 99 00, Fax: +47 51 50 96 88
Registration No: 953 114 828, e-mail: smedvig@smedvig.no, web-site: www.smedvig.no, Hugin: www.huginonline.no/SME